Exhibit 21

PPL Corporation
Subsidiairies of the Registrant
At December 31, 2010

Company Name	State or Jurisdiction of
Business Conducted under Same Name	Incorporation/Formation

LG&E and KU Energy LLC	Kentucky

Louisville Gas and Electric Company	Kentucky

Kentucky Utilities Company	Kentucky and Virginia

PPL Electric Utilities Corporation	Pennsylvania

PPL Energy Funding Corporation	Pennsylvania

PPL Energy Supply, LLC	Delaware

PPL Investment Corporation	Delaware

CEP Reserves, Inc.	Delaware

PPL EnergyPlus, LLC	Pennsylvania

PPL Generation, LLC	Delaware

PPL Brunner Island, LLC	Delaware

PPL Martins Creek, LLC	Delaware

PPL Montour, LLC	Delaware

PPL Susquehanna, LLC	Delaware

PPL Montana Holdings, LLC	Delaware

PPL Montana, LLC	Delaware

PPL Global, LLC	Delaware

PMDC International Holdings, Inc.	Delaware

PPL UK Holdings, LLC	Delaware

PPL UK Resources Limited	United Kingdom

Western Power Distribution Holdings Limited	United Kingdom